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MEDICURE ANNOUNCES POSITIVE RESULTS FOR AGGRASTAT® IN THE FABOLUS-FASTER TRIAL AND PUBLICATION IN THE JOURNAL - CIRCULATION

WINNIPEG, CANADA – (June 29, 2020) Medicure Inc. ("**Medicure**" or the "**Company**") (TSXV:MPH, OTC:MCUJF), a pharmaceutical company, today announced that results from the investigator sponsored FABOLUS-FASTER Phase 4 clinical trial, using AGGRASTAT®, have been published in Circulation, a peer-reviewed journal of the American Heart Association.

FABOLUS-FASTER studied different regimens of intravenous platelet inhibitors, notably AGGRASTAT® (tirofiban hydrochloride) injection (an IV GP IIb/IIIa inhibitor) and cangrelor (an IV P2Y12 inhibitor) in the early phase of primary PCI.

"The results published in Circulation are the first to compare the pharmacodynamic effects of cangrelor, with AGGRASTAT®, as well as the pharmacodynamic and pharmacokinetic effects of a chewed or integral pill of prasugrel," said Dr. Albert D. Friesen, CEO of Medicure. "We are pleased with the performance of AGGRASTAT® in the FABOLUS-FASTER trial against cangrelor and look forward to its continued growth as part of our portfolio of cardiovascular products."

The FABOLUS-FASTER study randomized 122 P2Y12-naive STEMI patients to receive tirofiban (n=40), cangrelor (n=40), or a 60 mg loading dose of prasugrel (n=42). Those randomized to prasugrel were sub-randomized to chewed (n=21) or integral (n=21) tablet administration. The study was powered to test the noninferiority of cangrelor compared with tirofiban, the superiority of both tirofiban and cangrelor compared with chewed prasugrel, and superiority of chewed prasugrel compared with integral prasugrel for the primary endpoint of 30-minute inhibition of platelet aggregation (IPA) after stimulation with (20 µmol/L) ADP.

The results from the FABOLUS-FASTER trial showed cangrelor did not reach non-inferiority with tirofiban; in fact, tirofiban achieved superior IPA over cangrelor at 30 minutes (95.0%±9.0% vs 34.1%±22.5%; P <0.001). Cangrelor and tirofiban were both superior to chewed prasugrel (10.5%±11.0%, P<0.001 for both comparisons), which did not provide higher IPA over integral prasugrel (6.3%±11.4%; P=0.47).[1]

Results from FABOLUS-FASTER were recently presented virtually at the PCR e-Course Scientific Sessions, due to the cancellation of EuroPCR 2020. Complete results from this study were published on June 27, 2020 in Circulation, a peer-reviewed journal of the American Heart Association.

Additional Details About the Study
FABOLUS-FASTER was funded by a grant from Medicure. This study does not imply comparable efficacy, safety, or product interchangeability. *Please note that the use of AGGRASTAT® in STEMI patients has not been approved by the FDA. As of this time, neither AGGRASTAT® nor any of the GP IIb/IIIa inhibitors are indicated for the use in STEMI patients. AGGRASTAT® is

approved for use in NSTE-ACS patients. Refer to Important Safety Information below and the U.S. Prescribing Information for complete product information.

About AGGRASTAT®
AGGRASTAT® is an IV antiplatelet medication indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS). AGGRASTAT® is currently the most widely used GP IIb/IIIa inhibitor in the U.S.[2] and has several administration benefits including room temperature storage, a 3-year shelf life and is available in pre-mixed formats. Please refer to the **IMPORTANT SAFETY INFORMATION** below.

About Medicure Inc.
Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG™ (pitavastatin) tablets and the ReDS™ PRO device in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

Important Safety Information for AGGRASTAT® (tirofiban hydrochloride)

Indications and Usage

AGGRASTAT® is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

Dosage and Administration

Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours. In patients with creatinine clearance ≤60 mL/min, give 25 mcg/kg within 5 minutes and then 0.075 mcg/kg/min.

Contraindications

Known hypersensitivity to any component of AGGRASTAT®, history of thrombocytopenia with prior exposure to AGGRASTAT®, active internal bleeding, or history of bleeding diathesis, major surgical procedure or severe physical trauma within previous month.

Warnings and Precautions

AGGRASTAT® can cause serious bleeding. Most bleeding associated with AGGRASTAT® occurs at the arterial access site for cardiac catheterization. Minimize the use of traumatic or potentially traumatic procedures such as arterial and venous punctures, intramuscular injections, nasotracheal intubation, etc. Concomitant use of fibrinolytics, anticoagulants and antiplatelet drugs increases the risk of bleeding. If bleeding cannot be controlled, discontinue AGGRASTAT®.

Thrombocytopenia: Discontinue AGGRASTAT® and heparin.

Adverse Reactions

Bleeding is the most commonly reported adverse reaction.

For more information on AGGRASTAT®, please refer to Full Prescribing Information available at www.aggrastatHDB.com.

You are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch or call 1-800-FDA-1088.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

AGGRASTAT® is a registered trademark of Medicure International Inc.

References

1. Gargiulo G, Esposito G, Avvedimento M, et al. Cangrelor, Tirofiban and Chewed or Standard Prasugrel Regimens in Patients with ST-Segment Elevation Myocardial Infarction: Primary Results of the FABOLUS FASTER Trial. *Circulation*. 2020. doi:10.1161/circulationaha.120.046928

For more information, please contact:
James Kinley
Chief Financial Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com